Exhibit 99.1

EUDA Launches Nationwide Stem Cell Extraction, Cryostorage and Clinical Delivery Platform in China with Shenzhen Inno Immune and Wuhan Kaien Hospital

SINGAPORE, Dec. 30, 2025 (GLOBE NEWSWIRE) — EUDA Health Holdings Limited (NASDAQ: EUDA) “EUDA” or “the Company,” a Singapore-based non-invasive healthcare provider in Asia focused on Singapore, Malaysia, and China, today announced the launch of its nationwide stem cell extraction, cryogenic storage and clinical delivery platform in China. The Company has partnered with Shenzhen Inno Immune Co., Ltd. and Wuhan Kaien Hospital as the Company continues to expand its national clinical and logistics network. This platform marks a major step in EUDA’s continued advancement of its stem cell strategy, further extending its capabilities across cell extraction, processing, cryogenic storage, logistics and clinical application.

Core Platform Design Principles

EUDA’s platform is designed around three core principles: centralized processing with decentralized access to ensure quality and compliance without limiting geographic reach, long-term cell preservation to enable patients to store biological material earlier in life for potential future clinical use, and integration with longevity medicine so that cell services are embedded within broader preventive, regenerative and personalized health programs.

National Stem Cell Extraction and Cryostorage Infrastructure

EUDA’s platform is designed as a closed-loop, compliant operating system that enables patients to access stem cell services across a wide geographic footprint while maintaining centralized processing standards.

Key elements include:

● Shenzhen Inno Immune Co., Ltd. as EUDA’s primary cell processing and cryogenic storage hub in Southern China, with an initial designed cryogenic storage capacity of approximately 50,000 patient cell units under controlled conditions.

● Wuhan Kaien Hospital as EUDA’s Central China clinical and longevity flagship, with a planned cryogenic biostorage and clinical capacity designed to support up to approximately 200,000 patient cell units, integrated with inpatient, outpatient and long-term health management services.

● A nationwide clinical access layer via partner clinic networks enabling local extraction and downstream clinical delivery.

Wuhan Kaien Hospital

Wuhan Kaien Hospital is a premium longevity-focused health management hospital positioned as a five-star, integrated anti-aging and preventive healthcare center that brings together regenerative medicine, non-drug chronic disease management, hormone and metabolic balance, immune support, early-warning diagnostics and personalized long-term health planning within one institutional setting. It was established as a flagship model for integrating advanced diagnostics and early disease risk detection, regenerative and cell-based medical technologies, personalized health management programs and multidisciplinary clinical teams spanning regenerative medicine, endocrinology, cardiovascular health, immune health and longevity science. Under EUDA’s platform, Wuhan Kaien Hospital will serve both as a clinical delivery site and as a central node for stem cell processing, storage and clinical translation in Central China.

Distributed Clinical Access and Centralized Processing Network

To enable nationwide access, EUDA is working with two strategic infrastructure partners. Guangdong Wanhai Cell Biotechnology Co., Ltd. operates a nationwide footprint comprising cGMP-standardized laboratories, regional cell preparation centers and affiliated clinical preparation and treatment sites, and an extensive network of approximately 200 preparation and treatment clinics across more than 20 provinces and cities in China, providing physical access points where eligible patients can undergo extraction, clinical preparation and post-processing coordination. Shunfeng Cold Chain Logistics Co., Ltd. specializes in regulated, temperature-controlled intercity transport of cellular and biological materials and supports the secure movement of patient samples between extraction clinics, processing facilities and treatment centers under controlled cold-chain conditions.

Through this integrated structure, patients may undergo stem cell extraction at participating clinics within the national partner network, after which extracted cellular material is transported under cold-chain protocols to Shenzhen Inno Immune or Wuhan Kaien Hospital for processing and cryogenic storage. When clinically appropriate, prepared cell products are transported back to designated clinics for patient administration, with logistics coordination and chain-of-custody tracking managed through dedicated biomedical cold-chain systems. This architecture allows EUDA to offer geographically distributed access with centralized quality control, supporting scalability while maintaining processing consistency.

Mr Alfred Lim, CEO of EUDA, commented:

“This platform transforms how regenerative medicine is accessed and delivered in China. Instead of isolated clinics or laboratories, we are building a coordinated national system connecting extraction, cryogenic storage, logistics and clinical delivery into one integrated ecosystem. With Shenzhen Inno Immune and Wuhan Kaien Hospital as our anchors, and our national clinic and logistics partners extending reach, we believe we are creating a comprehensive and scalable infrastructure for regenerative medicine access in the region.”

About EUDA Health Holdings Limited

EUDA Health Holdings Limited (NASDAQ: EUDA) is a Singapore-based leading non-invasive healthcare provider in Asia with a focus on Singapore, Malaysia and China. The Company aims to become a market leader in non-invasive and preventive healthcare, with a strategic focus on the fast-growing longevity sector. Our mission is to address the evolving healthcare needs of over 1.8 billion people across the region which is experiencing significant demographic shifts as more than 30% of the population ages rapidly. By offering innovative, accessible, and science-backed health solutions, EUDA is positioned to lead the transformation of regional healthcare from reactive medical treatment to proactive, longevity-focused care. EUDA also runs a Singapore-based property management business.

Forward-Looking Statements

This document may contain forward-looking statements regarding risks and uncertainties. These statements usually use forward-looking words, such as the words “estimates,” “projected,” “expects,” “envisions,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions). These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside EUDA’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. You should not overly rely on forward-looking statements that are only applicable to the date of publication of this document. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.